RICHARDSON & PATEL LLP
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Telephone (310) 208-1182
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December 17, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 8 to Registration Statement on Form S-1 Filed November 23, 2009 File No. 333-155241

Dear Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 11, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No. 8 to Registration Statement on Form S-1

Management's Discussion and Analysis, page 38

Results of Operations, page 42

Comparison of Nine Months Ended September 30, 2009 and September 30, 2008, page 42

1.
We note your disclosure that changes in permitting laws that capped the amount of kilowatts installed by solar power installers in Spain effectively limited the number of solar panel installations throughout Spain resulting in a higher level of backlog at September 30, 2009. Please expand your discussion to disclose the expected impact of this change in permitting laws on your future operations in Spain, or tell us why you believe such a discussion is unnecessary. For instance, consider discussing the provisions of the law and how it acts to limit the number of solar panel installations and how you expect this to effect your net sales in Spain in future periods.

Response: We have revised our disclosures on page 42 to further describe the changing Spanish market.

Financial Statements of Premier Power Renewable Energy, Inc. for the Nine Months Ended
September 30, 2009, page F-2

Chris Chase
Securities and Exchange Commission
December 17, 2009

2.
We reviewed your revised disclosures and your response to comment six in our letter dated October 15, 2009. Please note that paragraph 805-20-30-7 of the FASB Accounting Standards Codification requires that you record the non-controlling interest in Rupinvest's subsidiary, Premier Power Italy, at its fair value determined at the acquisition date. Considering total purchase consideration for your Rupinvest acquisition exceeded $12 million, please tell us in sufficient detail how you determined that the fair value of the non-controlling interest acquired was only $175,600 at the July 31, 2009 acquisition date. If you determine that you did not appropriately reflect the noncontrolling interest at fair value, please revise your financial statements accordingly. In addition, please revise your financial statements for the years ended December 31, 2008 and 2007 to apply the retrospective presentation and disclosure provisions of ASC 810-10-45-16 through 21.

Response: In determining that the fair value of the non-controlling interest was $175,600, the Company gave consideration to a variety of factors, including the existence of contractual provisions in the Share Exchange Agreement allowing the Company to purchase the non-controlling interest at various fixed or calculated amounts at specified dates.  The Company believes that such provisions act to limit the prices a willing buyer would pay.

Specifically, we note that prior to December 31, 2009, the Company can acquire the non-controlling interest for $175,600.  Subsequent to December 31, 2009, the acquisition price of the non-controlling interest of $175,600 is increased by an amount equal to 10% of the net profits earned by Premier Power Italy subsequent to Esdras’ purchase of the non-controlling interest and any further capital contributions made by Esdras.

The Company believes that the fair value of the non-controlling interest is limited by these factors.  Significant increases in sales, or forecasts of sales, by Premier Power Italy would increase the likelihood that the Company would acquire the non-controlling interest at an earlier date, limiting the estimated fair value of the non-controlling interest.  Alternatively, the failure by Premier Power Italy to achieve significant sales or significant decreases in forecasted sales, while reducing the likelihood that the Company would acquire the non-controlling interest (and giving it time to appreciate), would also serve to reduce the fair value of the non-controlling interest.

The Company further notes its intent to acquire the non-controlling interest prior to December 31, 2009.  Were the Company to use the pricing of the Premier Power Italy transaction as being indicative of the fair value of the non-controlling interest, its acquisition by the Company would result in a significant gain.  We believe that such a gain would be misleading in light of the facts and circumstances of the transaction.

Based on the above factors, the Company determined that the estimated fair value of the non-controlling interest most closely approximated the amount paid by Esdras.  The Company did not make an adjustment for a profit margin in its determination of fair value as it considered such amount to be immaterial.

We have revised our financial statements for the years ended December 31, 2008 and 2007 to give effect to the retrospective presentation and disclosure provisions of FASB ASC 810-10-45-16 through 21. In applying the retrospective presentation and disclosure provisions we note that the allocation of the foreign currency translation adjustment to the noncontrolling interest in 2008 and 2007 has not been presented as such allocation is immaterial.

Condensed Consolidated Statements of Cash Flows, page F-4

3.
Please note that the amount of cash and cash equivalents at the beginning of the period presented in your statements of cash flows for the nine months ended September 30, 2009 does not agree with the amount of cash and cash equivalents at December 31, 2008 presented in your balance sheets on pages F-2 and F-21. Please revise your financial statements as appropriate.

Chris Chase
Securities and Exchange Commission
December 17, 2009

Response: We have revised the statement of cash flows to correctly present the cash and cash equivalents balance as of December 31, 2008.

Note 5, Acquisition, page F-14

4.
Please revise your disclosures in the sixth paragraph of Note 5 to expand upon the business rationale that led you to pay such a large premium over the fair value of the net assets acquired to acquire Rupinvest. Refer to FASB ASC 805-30-50-1.

Response: We have revised our disclosures on page F-14 to expand on the rationale for the premium paid for Rupinvest.

5.
We note it appears that the two selling shareholders continued to be employed by Premier Power Italy after its acquisition. Please tell us what consideration you gave to whether some portion of the contingent consideration to be paid in connection with the acquisition of Rupinvest and Premier Power Italy represents compensation for the services of the selling shareholders. See FASB ASC 805-10-25-20 through 22 and 805-10-55-24 through 26. In addition, we note the reference to employment agreements with these two individuals in Section 7.2.1 (g)(viii) of the Share Exchange Agreement. If these agreements represent material agreements, please file them. If you believe these employment agreements are not material agreements and you do not plan to file them, please provide us copies in connection with your response.

Response: In determining the accounting for its acquisition of Premier Power Italy, the Company gave consideration to whether a portion of the contingent consideration should be treated as compensation to the selling shareholders.  In its consideration, the Company evaluated the guidance in FASB ASC 805-10-25-20 through 22 and FASB ASC 805-10-55-24 through 26.

The Company notes that payment of the contingent consideration is not incumbent upon continued employment by any or all of the selling shareholders; that the compensation arrangements for the selling shareholders provide a reasonable level of compensation based upon their employment obligations and responsibilities and that the amount of contingent consideration is based primarily upon revenue targets and is not structured as a percentage of earnings.  These factors and the overall nature and structure of the contingent consideration led the Company to conclude that such consideration is appropriately recorded as being related to the purchase price.

The Company does not deem material the employment agreements between Premier Power Italy and the two selling shareholders.  The two selling shareholders are not named executive officers, as defined by Item 402(a)(3) of Regulation S-K.   Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, defines an executive officer as a registrant’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy making functions for the registrant.  Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.”  The two selling shareholders are not considered executive officers because they are not a president or vice president in charge of a principal business unit, division, or function such as the Company’s sales, administration, or finance departments.  Although they make some decisions related to sales and administration for the Company’s Italian operations, neither serves in a policy-making function for the Company nor are either “in charge” of our Italian operations.  All material Company policy-making functions, such as those decisions and policies related to the Company’s business, strategy, sales, and procurements, including those for our European operations as a whole and for our Italian operations specifically, are made by Mr. Marks and Mr. de Anquin.  Also, all pricing decisions and most administrative decisions for our Italian operations require approval from Mr. Marks or Mr. de Anquin.  Thus, ultimately, Mr. Marks and Mr. De Anquin are “in charge” of our Italian operations.  As the two selling shareholders are not executive officers of the Company, their employment agreements with Premier Power Italy are not material agreements and are not filed with the registration statement.  As requested, however, we will be submitting hard copies of both such employment agreements to you by Federal Express as supplemental information pursuant to Rule 418 of the Securities Act of 1933, and we request that such employment agreements be returned to us after your review.

Chris Chase
Securities and Exchange Commission
December 17, 2009

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page F-54

6.
We note that you included 2.9 million and 1.5 million contingent shares in your pro forma EPS calculations for the interim and annual periods presented. We also note your footnote 3.A. disclosure on page F-57 indicating that the contingent shares in your EPS computations represent those shares "assumed earned" as of the respective reporting date. Please tell us and disclose in sufficient detail how you derived these share amounts.

Response: The Company determined that the pro forma financial statements should include the contingent shares based on the guidance in section 3230.4 (#6) of the Commission’s Financial Reporting Manual, which indicates that “The denominator in computing pro forma EPS should only include those common shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as proceeds used for debt repayment or business acquisitions.”  Since the contingent shares constituted a portion of the consideration paid to acquire Premier Power Italy, the Company determined that their inclusion in the pro forma EPS was appropriate.  Further, we note that the inclusion of such shares in the pro forma calculation of basic and diluted EPS for the nine months ended September 30, 2009 and the year ended December 31, 2008 had no impact on the calculated EPS for those periods.

The specific amounts of contingent shares included in the pro forma EPS calculations were determined based on the contractual terms of the acquisition agreement which provide for the issuance of up to 3 million shares of the Company’s common stock over three years.  The earnout provisions further provide that no more than 1.5 million shares can be earned in the first year and 1.4 million shares in the second year.  Based on the Company’s determination that the issuance of all 3 million shares should be included in the determination of the purchase price of Premier Power Italy, and the guidance noted above, the Company presented the maximum number of shares to be earned under the earnout provisions in the pro forma EPS calculations. We have modified the disclosures in footnote 3.A to more fully describe the basis upon which the shares were derived.

Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009

7.	Please address the comments above to the extent applicable.

Response: There are no material changes applicable to the Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

*          *          *

Chris Chase
Securities and Exchange Commission
December 17, 2009

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely, RICHARDSON & PATEL, LLP
/s/ Suzanne Fu
Suzanne Fu, Esq.

cc:	Dean Marks, Premier Power Renewable Energy, Inc.
Frank Sansone, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP